EXHIBIT 21.1

SUBSIDIARIES OF

PHOENIX TECHNOLOGIES LTD.

Subsidiary Country/State of Incorporation

Wholly Owned
Phoenix Computer Products Corporation	Massachusetts
Phoenix Acquisition Corporation	Delaware
Phoenix Technologies (Taiwan) Ltd.	Delaware
Phoenix Technologies GmbH	Germany
Phoenix Technologies (Hungary) Ltd.	Hungary
Phoenix Technologies UK Ltd.	United Kingdom
Phoenix Technologies Kabushiki Kaisha	Japan
Phoenix Technologies (Korea) Ltd.	Korea
Phoenix Technologies Asia Pacific Ltd.	Hong Kong
Phoenix Technologies (Nanjing) Co. Ltd.	PRC
Award Software Far East Ltd. Hong Kong	Hong Kong
Phoenix Technologies (Netherland) B.V.	The Netherlands